LETTERHEAD OF

AUTHENTIDATE HOLDING CORP.

Connell Corporate Center

300 Connell Drive, 5th Floor

Berkeley Heights, NJ 07922

TEL. (908) 787-1700

September 29, 2009

BY FAX (202) 772-9210 AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief

	Company Name:	Authentidate Holding Corp.
	Type of Report:	Pre-Effective Amendment No. 1 to Form S-3
	File Number:	SEC File No. 333-161220

Dear Mr. Shuman:

In accordance with the request of the Staff, we submit the following in connection with the above registration statement (the “Registration Statement”).

On September 23, 2009, Authentidate entered into a Standby Commitment with an accredited investor pursuant to which the lender agreed to purchase senior secured convertible debentures (the “Debentures”) in an aggregate principal amount of up to $3,000,000. The lender was granted 400,000 warrants in consideration of the commitment to provide the financing and will receive additional warrants upon the sale of the Debentures (the “Warrants”). The commitment with the lender is subject to the execution of definitive agreements.

Authentidate hereby represents that the Debentures, Warrants and the shares of Common Stock issuable upon conversion of the Debentures and exercise of the Warrants (collectively the “Securities”), are not included in the Registration Statement. The Securities, when and if issued, will be issued pursuant to an available exemption from registration or registered pursuant to a separate registration statement.

Very truly yours,

AUTHENTIDATE HOLDING CORP.

By:  /s/    O’Connell Benjamin

        O’Connell Benjamin,

        President